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VIA EDGAR AND FACSIMILE (202) 942-9585

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Peggy Fisher, Assistant Director

         Re:      telcobuy.com, Inc.
                  Registration Statement on Form S-1
                  Commission File No. 333-32738

Dear Ms. Fisher:

                  Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, and on behalf of telcobuy.com, Inc. (the "Company"), I hereby inform you that the Company requests the withdrawal of the above referenced Registration Statement filed with the Commission. No securities have been or will be offered or sold pursuant to this Registration Statement. Due to unfavorable market conditions, the Company has decided to withdraw its proposed public offering of its Common Stock.

                  The Company further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

         2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

                  In order to confirm the granting of such order, please fax a copy of such order to Brian K. Feezel, the Company's legal counsel, at (314) 259-2020. If you have any questions regarding the application for withdrawal, please contact the undersigned or Brian K. Feezel at (314) 259-2467.

                                                     TELCOBUY.COM




                                                     James P. Kavanaugh
                                                     Chief Executive Officer